United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)


Name of Issuer:                           ICO, Inc.
Title of Class of Securities:             Common Stock
CUSIP Number:                             449294206





CUSIP No. 449294206                                     Page 2 of 4 Pages

1. Name of Reporting Person       Alphi Investment Management Company
                                  IRS No. 36-3588013

2. Check the appropriate box if a member of a group (a) [ ]      (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization            Illinois

5. Sole Voting Power            Not applicable - see Item 4

6. Shared Voting Power          Not applicable - see Item 4

7. Sole Dispositive Power       Not applicable - see Item 4

8. Shared Dispositive Power     Not applicable - see Item 4

9. Aggregate Amount Beneficially Owned by Each Reporting Person
                                Not applicable - see Item 4

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row 9
                                Not applicable - see Item 4

12. Type of Reporting Person     IA




CUSIP No. 449294206                               Page 3 of 4 Pages


Item 1(a).  Name of Issuer

     This Amendment No. 1 to the Schedule 13G relates to the
Shares of Common Stock of ICO, Inc. (the "Shares" and the
"Company" respectively).

Item 1(b).  Address of Issuer's Principal Executive Offices

     The executive offices of the Company are located at 100 Glenborough Drive, Suite 250, Houston, Texas 77067.

Item 2(a).  Name of Person Filing

     This Amendment No. 1 to the Schedule 13G is being filed on behalf of Alphi Investment Management Company ("AIMCO"), an
Illinois corporation.

Item 2(b).  Address of Principal Business Office

     The principal business offices of AIMCO are located at 155 Pfingsten Road, Suite 360, Deerfield, IL 60015.

Item 2(c).  Citizenship

     U.S.A.

Item 2(d).  Title of Class of Securities

     Common Stock

Item 2(e).  CUSIP Number

      449294206

Item 3.  Type of Person

     Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership          Not applicable

Item 5.  Ownership of Five Percent or less of a Class:
     This statement is being filed to report the fact that as of December 31, 1996 AIMCO has ceased to be the beneficial owner of more than five percent of the class of securities [x]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.

Item 8.  Identification and Classification of Members of the Group
     Not applicable.

Item 9.  Notice of Dissolution of Group
     Not applicable.

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997
Date

/Philip R. Smith/
Signature

Philip R. Smith/Secretary
Name/Title